FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Quarter Ended June 30, 2003

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):

Not applicable.

QUARTERLY REPORT
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
OPERATING AND FINANCIAL REVIEW
SIGNATURES

QUARTERLY REPORT
Quarter Ended June 30, 2003

Currency of Presentation and Certain Defined Terms

     In this Quarterly Report, references to “$” or “dollars” or “U.S.$” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” are to the legal currency of India. Our financial statements are presented in Indian rupees and translated into U.S. dollars and are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to the “FASB” means the Financial Accounting Standards Board.

     References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. With respect to other trademarks or trade names used in this Quarterly Report, some are registered trademarks in our name and some are pending before the respective trademark registries.

     Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on June 30, 2003 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was Rs.46.40 per U.S.$1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Forward-Looking and Cautionary Statement

     IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “OPERATING AND FINANCIAL REVIEW” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT OUR ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE INFORMATION IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As of March 31,		As of June 30,

	2003		2003		2003

					Convenience
					translation into U.S.$
ASSETS
Current assets:
Cash and cash equivalents	Rs.	7,273,398	Rs.	7,577,752	U.S.$	163,314
Accounts receivable, net of allowances		3,620,020		4,162,980		89,719
Inventories		2,781,384		2,881,643		62,104
Deferred income taxes		166,510		122,888		2,648
Other current assets		1,285,571		1,285,241		27,699

Total current assets		15,126,883		16,030,504		345,485

Property, plant and equipment, net		4,830,480		5,105,148		110,025
Investment securities		8,715		7,972		172
Intangible assets		2,867,567		2,809,655		60,553
Other assets		258,022		283,251		6,105

Total assets	Rs.	23,091,667	Rs.	24,236,530	U.S.$	522,339

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	Rs.	143,801	Rs.	146,679	U.S.$	3,161
Trade accounts payable		1,685,382		2,013,418		43,393
Accrued expenses		769,895		827,261		17,829
Other current liabilities		504,334		496,816		10,707

Total current liabilities		3,103,412		3,484,174		75,090

Long-term debt, excluding current portion		40,909		34,276		739
Deferred income taxes		700,274		648,908		13,985
Other liabilities		415,231		414,702		8,938

Total liabilities	Rs.	4,259,826	Rs.	4,582,060	U.S.$	98,751

Stockholders’ equity:
Equity shares at Rs.5 par value; 100,000,000 shares authorized;
Issued and outstanding; 76,515,948 shares as of March 31, 2003 and June 30, 2003, respectively		382,580		382,580		8,245
Additional paid-in capital		10,085,004		10,085,004		217,349
Equity-options outstanding		135,694		156,072		3,364
Retained earnings		8,187,117		8,978,705		193,507
Equity shares held by a controlled trust: 41,400 shares		(4,882)		(4,882)		(105)
Accumulated other comprehensive income		46,328		56,991		1,228

Total stockholders’ equity		18,831,841		19,654,470		423,588

Total liabilities and stockholders’ equity	Rs.	23,091,667	Rs.	24,236,530	U.S.$	522,339

See accompanying notes to the unaudited condensed consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share data)

	Three months ended June 30,
	2002		2003		2003

					Convenience
					translation into
					U.S.$
Revenues:
Sales, net of allowances for sales returns (includes excise duties of Rs.205,370 and Rs.215,463 for the three months ended June 30, 2002 and 2003, respectively)	Rs.	4,532,810	Rs.	4,811,638	U.S.$	103,699
Cost of revenues		2,019,902		2,161,642		46,587

Gross profit		2,512,908		2,649,996		57,112
Operating expenses:
Selling, general and administrative expenses		966,189		1,463,882		31,549
Research and development expenses		206,611		325,952		7,025
Amortization expenses		131,189		96,244		2,074
Foreign exchange gain		(5,215)		(78,191)		(1,685)

Total operating expenses		1,298,774		1,807,887		38,963

Operating income		1,214,134		842,109		18,149
Equity in loss of affiliates		(23,724)		(14,214)		(306)
Other income, net		98,624		140,895		3,037

Income before income taxes		1,289,034		968,790		20,879
Income taxes		(95,299)		(177,202)		(3,819)

Net income	Rs.	1,193,735	Rs.	791,588	U.S.$	17,060

Earnings per equity share:
Basic and diluted		15.60		10.35		0.22
Weighted average number of equity shares used in computing earnings per equity share:
Basic and diluted		76,515,948		76,515,948		76,515,948

See accompanying notes to the unaudited condensed consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share data)

								Equity Shares held by a
	Equity Shares							Controlled Trust

				Additional
	No. of			Paid In		Comprehensive		No. of
	shares	Amount		Capital		Income		Shares	Amount

Balance as of March 31, 2003	76,515,948	Rs.	382,580	Rs.	10,085,004			41,400	Rs.	(4,882)
Comprehensive income	—		—		—		—	—		—
Net income	—		—		—	Rs.	791,588	—		—
Translation adjustment	—		—		—		9,164	—		—
Unrealized gain on investments, net of tax	—		—		—		1,499	—		—

Comprehensive income	—		—		—	Rs.	802,251	—		—

Application of SFAS 123	—		—		—			—		—

Balance as of June 30, 2003	76,515,948	Rs.	382,580	Rs.	10,085,004			41,400	Rs.	(4,882)

Convenience translation into U.S.$		U.S.$	8,245	U.S.$	217,349				U.S.$	(105)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Accumulated
	Other
	Comprehensive		Equity-options		Retained		Total Stockholders’
	Income		outstanding		Earnings		Equity

Balance as of March 31, 2003	Rs.	46,328	Rs.	135,694	Rs.	8,187,117	Rs.	18,831,841
Comprehensive income		—				—
Net income		—				791,588		791,588
Translation adjustment		9,164				—		9,164
Unrealized gain on investments, net of tax		1,499				—		1,499
Comprehensive income		—				—		—
Application of SFAS 123		—		20,378		—		20,378

Balance as of June 30, 2003	Rs.	56,991	Rs.	156,072	Rs.	8,978,705	Rs.	19,654,470

Convenience translation into U.S.$	U.S.$	1,228	U.S.$	3,364	U.S.$	193,507	U.S.$	423,588

See accompanying notes to the unaudited condensed consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except share data)

	Three months ended June 30,

	2002		2003		2003

					Convenience
					translation into U.S.$
Cash flows from operating activities:
Net income	Rs.	1,193,735	Rs.	791,588	U.S.$	17,060
Adjustments to reconcile net income to net cash from operating activities:
Deferred tax benefit		(47,024)		(7,744)		(167)
Gain on sale of investment securities		(1,776)		(1,391)		(30)
Depreciation and amortization		261,643		268,100		5,778
Loss / (profit) on sale of property, plant and equipment		(183)		4,943		107
Equity in loss of affiliates		23,724		14,214		306
Employee stock based compensation		18,522		20,378		439
Unrealized exchange gain		(16,405)		(142,492)		(3,071)
Changes in operating assets and liabilities:
Accounts receivable		360,716		(581,916)		(12,541)
Inventories		(160,890)		(102,086)		(2,200)
Other assets		(101,138)		93,067		2,006
Trade accounts payable		384,434		389,038		8,384
Accrued expenses		(37,664)		58,490		1,261
Taxes payable		25,879		—		—
Other liabilities		(58,116)		25,775		555

Net cash provided by operating activities		1,845,457		829,964		17,887

Cash flows from investing activities:
Expenditures on property, plant and equipment, net of proceeds from sale		(315,378)		(449,143)		(9,680)
Purchase of investment securities, net of proceeds from sale		(3,229)		(8,032)		(173)
Expenditures on intangible assets		(16,327)		(22,594)		(487)
Cash paid for acquisition, net of cash acquired		(347,684)		(9,453)		(204)

Net cash used in investing activities		(682,618)		(489,222)		(10,544)

Cash flows from financing activities:
Proceeds from/(repayments of) borrowing from banks, net		(9,910)		(34,328)		(740)
Repayment of long-term debt		—		(6,633)		(143)

Net cash used in financing activities		(9,910)		(40,961)		(883)

Effect of exchange rate changes on cash		8,889		4,573		99

Net increase in cash and cash equivalents during the period		1,161,818		304,354		6,559
Cash and cash equivalents at the beginning of the period		5,109,374		7,273,398		156,754

Cash and cash equivalents at the end of the period	Rs.	6,271,192	Rs.	7,577,752	U.S.$	163,314

Supplemental disclosures:
Cash paid for:
Interest (net of interest capitalized)	Rs.	13,826	Rs.	2,688	U.S.$	58
Income taxes		100,739		67,664		1,458
Supplemental schedule of non-cash investing activities:
Consideration loan notes issued on acquisition		128,108		—		—

See accompanying notes to the unaudited condensed consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)

1. Basis of preparation of financial statements

     The accompanying unaudited interim condensed consolidated financial statements as of June 30, 2003, and for the three months ended June 30, 2002 and 2003, have been prepared on substantially the same basis as the audited financial statements for the year ended March 31, 2003, and include all adjustments consisting only of normal recurring adjustments necessary for a fair presentation of the financial information set forth herein. The preparation of condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

2. Interim information

     These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes contained in the Annual Report on Form 20-F for the year ended March 31, 2003. The results of the interim periods are not necessarily indicative of results to be expected for the full fiscal year.

3. Convenience translation

     The accompanying unaudited interim consolidated financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, the financial statements as of and for the three months ended June 30, 2003 have been translated into United States dollars at the noon buying rate in New York City on June 30, 2003 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of U.S.$1 = Rs.46.40. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.

4. Stock based compensation

     The Company uses the Black-Scholes option pricing model to determine the fair value of each option grant. The Black-Scholes model includes assumptions regarding dividend yields, expected volatility, expected lives and risk free interest rates. These assumptions reflect management’s best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside of the control of the company. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Furthermore, if management uses different assumptions in future periods, stock based compensation expense could be materially impacted in future years.

     The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Quarter ended June 30,

	2002	2003

Dividend yield	0.4%	0.5%
Expected life	42-78 months	42-78 months
Risk free interest rates	5.8 – 6.8%	5.2 - 6.8%
Volatility	49.8 – 50.7%	49.8-50.7%

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

4. Stock based compensation (continued)

     At March 31, 2003, Dr. Reddy’s Laboratories Limited (the “Company” or “DRL”) had two stock-based employee compensation plans, which are described more fully in Note 9. Prior to April 1, 2003, the Company accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost was reflected in previously reported results, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. During the first quarter of fiscal 2004, the Company adopted the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock- Based Compensation, for stock-based employee compensation. The Company has selected the retroactive method of adoption described in Statement No. 148 Accounting for Stock Based Compensation – Transition and Disclosure. In accordance with the retroactive method of adoption, all prior periods presented have been modified to reflect the compensation cost that would have been recognized had the recognition provisions of Statement 123 been applied to all awards granted to employees after January 1, 1995. Consequently an amount of Rs.18,522 and Rs.20,378 has been recorded as total employee stock based compensation expense for the quarters ended June 30, 2002 and 2003, respectively.

5. Business combinations

     Dr. Reddy’s Laboratories (EU) Limited (“DRL EU”) (formerly BMS Laboratories Limited)

     On April 11, 2002, the Company acquired all of the issued and outstanding capital shares of DRL EU (formerly BMS Laboratories Limited) and its consolidated subsidiary, Dr. Reddy’s Laboratories (UK) Limited (“DRL UK”) (formerly Meridian Healthcare Limited), for a total consideration of Rs.644,413 (U.K. pounds sterling 9.16 million). The purchase consideration consisted of:

Cash	Rs.	438,216
Loan notes		128,108
Direct acquisition costs		7,739

		574,063
Contingent consideration		70,350

	Rs.	644,413

     At the date of acquisition, the Company recorded the cost of the acquisition as Rs.574,063, consisting of the cash paid, loan notes issued, and the direct acquisition costs. The agreement includes the payment of contingent consideration of up to Rs.70,350, which is held in an escrow account. This amount is subject to set-off for certain indemnity claims the Company may make with respect to legal and tax matters that may arise for periods prior to the acquisition. Therefore, at the time of the acquisition, contingent consideration was not included in the determination of the cost of the acquisition. The acquisition agreement provides that the contingent consideration is payable over a period of five years with final payment, if any, in 2007. As per the agreement, Rs.9,453 was released to sellers from escrow during the current quarter, which has been treated as goodwill.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

5. Business combinations (continued)

     DRL EU and DRL UK are United Kingdom based pharmaceutical companies engaged in the manufacture and marketing of generic pharmaceuticals. As a result of the acquisition, DRL has gained entry into the United Kingdom generics market. The Company has accounted for the acquisition under the purchase method. Accordingly, the financial results for the period April 11, 2002 through June 30, 2003 have been included in the consolidated financial statements of the Company. The purchase cost of Rs.574,063 has been allocated as follows:

Current assets
Cash	Rs.	98,271
Other current assets		269,477
Property, plant and equipment		109,811
Intangibles
Goodwill		10,217
Trademarks		153,189
Customer-related intangibles		106,946
Non-compete arrangements		26,736
Other intangibles		6,859
Other assets		2,327

Total assets		783,833
Liabilities assumed		(141,116)

Deferred tax liability		(68,654)

Purchase cost	Rs.	574,063

     Customer related intangibles represent the fair value of the existing customer lists of the acquired companies. The estimated useful life of all the intangibles is 5 years other than operating leases which are amortized over 4 years.

     Pro forma information: The table below reflects unaudited pro forma consolidated results of operations as if the above acquisitions had been made at the beginning of the period presented below.

	Three months ended
	June 30, 2002

	(unaudited)
Revenues	Rs.	4,544,097
Net income		1,191,841
Earnings per equity share:
Basic and diluted		15.58
Weighted average number of equity shares used in computing earnings per equity share:
Basic and diluted		76,515,948

     The unaudited pro forma consolidated results of operations include adjustments to give effect to amortization of intangibles and certain other adjustments together with related income tax effects. The unaudited pro forma information is not necessarily indicative of the results of operations that would have occurred had the purchase been made at the beginning of the periods presented or the future results of the combined operations.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

6. Goodwill and intangible assets

     On April 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. Adoption of SFAS No. 142 did not result in reclassification of existing goodwill and intangible assets.

     As required by SFAS No. 142, the Company identified its reporting units and assigned assets and liabilities, including goodwill to the reporting units on the date of adoption. Subsequently, the Company compared the fair value of the reporting unit to its carrying value including goodwill, to determine whether goodwill is impaired at the date of adoption. This transitional impairment evaluation did not indicate an impairment loss.

     Subsequent to the adoption of SFAS No.142, the Company does not amortize goodwill but will instead test goodwill for impairment at least annually. The carrying value of the goodwill and other intangible assets on the date of adoption was Rs.1,473,605 and Rs.1,276,397 respectively.

     Trademarks, marketing know-how, customer related intangibles and non-compete arrangements are amortized over the expected benefit period or the legal life, whichever is lower.

     The following table presents the changes in goodwill during the three months ended June 30, 2003 and year ended March 31, 2003:

			Three months
	Year ending		ending
	March 31, 2003		June 30, 2003

Balance at the beginning of the year	Rs.	1,473,605	Rs.	1,550,419
Acquired during the period		76,814		24,995
Amortised during the period		—		—
Impairment losses recognized		—		—

Balance at the end of the period	Rs.	1,550,419	Rs.	1,575,414

     The following table presents acquired and amortized intangible assets as at June 30, 2003:

	As at June 30, 2003
	Gross carrying		Accumulated
	amount		amortization

Trademarks	Rs.	2,554,297	Rs.	1,254,869
Non-compete arrangements		109,198		87,012
Marketing know-how		80,000		80,000
Customer related intangibles		116,792		28,051
Others		7,792		1,963

	Rs.	2,868,079	Rs.	1,451,895

     The aggregate amortization expense for the quarter ended June 30, 2002 and 2003 was Rs.131,189 and Rs.96,244, respectively.

     Estimated amortization expense for the next five years with respect to such assets is as follows:

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

6. Goodwill and intangible assets (continued)

For the year ended March 31,
2004	Rs.	384,976
2005		334,263
2006		289,539
2007		261,654
2008		241,759

     The intangible assets as of June 30, 2003 have been allocated to the following segments:

			Active
			Pharmaceutical
	Formulations		ingredients		Generics		Total

Goodwill	Rs.	349,774	Rs.	997,025	Rs.	228,615	Rs.	1,575,414
Trademarks		1,146,909		—		152,519		1,299,428
Non-compete arrangements		—		—		22,186		22,186
Customer related intangibles		—		—		88,741		88,741
Others		—		—		5,829		5,829

	Rs.	1,496,683	Rs.	997,025	Rs.	497,890	Rs.	2,991,598

7. Inventories

     Inventories consist of the following:

	As of March 31,		As of June 30,

	2003		2003

Raw materials	Rs.	833,663	Rs.	909,663
Stores and spares		285,739		299,493
Work-in-process		676,742		756,229
Finished goods		985,240		916,258

	Rs.	2,781,384	Rs.	2,881,643

     During the three months ended June 30, 2002 and 2003, the Company recorded an inventory write-down of Rs.13,662 and Rs.41,778, respectively, resulting from a decrease in the market value of certain finished goods and write down of certain raw materials due to a decrease in the net realizable value of these raw materials and these amounts are included in the cost of goods sold.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

8. Property, plant and equipment, net

     Property, plant and equipment consist of the following:

	As of March 31,		As of June 30,

	2003		2003

Land	Rs.	190,612	Rs.	206,329
Buildings		1,315,896		1,339,984
Plant and machinery		4,692,699		4,866,050
Furniture, fixtures and equipment		566,905		570,864
Vehicles		130,640		144,886
Computer equipment		276,315		294,638
Capital work-in-progress		637,880		833,818

		7,810,947		8,256,569
Accumulated depreciation		(2,980,467)		(3,151,421)

	Rs.	4,830,480	Rs.	5,105,148

     Depreciation expense for the three months ended June 30, 2002 and 2003 was Rs.130,454 and Rs.171,856 , respectively.

9. Employee stock incentive plans

     Dr. Reddy’s Employees Stock Option Plan-2002 (the “DRL 2002 Plan”): The Company adopted the DRL 2002 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The DRL 2002 Plan covers all employees of DRL and employees of all its subsidiaries. Under the DRL 2002 Plan, the Compensation Committee of the Board (the “Committee”) shall administer the DRL 2002 plan and grant stock options to eligible employees of the Company and its subsidiaries. The Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for the options issued on the date of the grant.

     The DRL 2002 Plan further provides that in no case shall the per share exercise price of an option be less than the fair market value on the date of grant. The fair market value of a share on each grant date is defined as the weighted average closing price for 30 days prior to the grant, in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Committee may, after getting the approval of the shareholders in the Annual General Meeting, grant options with a per share exercise price less than the fair market value. As the number of shares that an individual employee is entitled to receive and the price of the option are known at the grant date, the scheme is considered as a fixed grant.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

9. Employee stock incentive plans (continued)

Stock option activity under the DRL 2002 Plan is as follows:

	Quarter ended June 30, 2002

						Weighted- average
						remaining
	Shares arising out	Range of exercise		Weighted-average		contractual life
	of options	prices		exercise price		(months)

Granted during the period	259,400	Rs.	1,063.02	Rs.	1,063.02	76
Forfeited during the period	—		—		—	—

Outstanding at the end of the period	259,400	Rs.	1,063.02	Rs.	1,063.02	76

Exercisable at the end of the period	—		—		—	—

	Quarter ended June 30, 2003

						Weighted- average
						remaining
	Shares arising	Range of exercise		Weighted-average		contractual life
	out of options	prices		exercise price		(months)

Outstanding at the beginning of the period	543,871		884-1,063.02	Rs.	995.42	68
Granted during the period	369,300		883		883	78
Forfeited during the period	(15,738)		884-1,063.02		1,021.61
Exercised during the period	—		—		—

Outstanding at the end of the period	897,433		883-1063.02		915.71	70

Exercisable at the end of the period	158,095	Rs.	997.13-1063.02	Rs.	1,025.34	52

     Reddy US Equity Ownership Plan 2000: In fiscal year 2001, Reddy US Therapeutics, Inc. (“Reddy US”), a consolidated subsidiary, adopted the Reddy US Therapeutics, Inc. 2000 Equity Ownership Plan (the “U.S. Plan”) to provide for issuance of stock options to its employees and certain related non-employees. When the U.S. Plan was established, Reddy US reserved 500,000 shares for issuance. Under the U.S. Plan, stock options may be granted at a price per share not less than the fair market value of the underlying equity shares on the date of grant. The options vest over a period of 4 years from the date of the grant with 25% of the options vesting at the end of each year.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

9. Employee stock incentive plans (continued)

     Stock option activity under the U.S. Plan was follows:

	Quarter ended June 30, 2002

						Weighted-average
						remaining
	Shares arising out	Range of exercise		Weighted-average		contractual life
	of options	prices		exercise price		(months)

Outstanding at the beginning of the period	293,500	U.S.$	0.18	U.S.$	0.18	92
Granted during the period	—		—		—
Forfeited during the period	—		—		—

Outstanding at the end of the period	293,500	U.S.$	0.18	U.S.$	0.18	92

Exercisable at the end of the period	—		—		—

	Quarter ended June 30, 2003

						Weighted-average
						remaining
	Shares arising out	Range of exercise		Weighted-average		contractual life
	of options	prices		exercise price		(months)

Outstanding at the beginning of the period	293,500	U.S.$	0.18	U.S.$	0.18	80
Granted during the period	—		—		—
Forfeited during the period	—		—		—
Exercised during the period	—		—		—

Outstanding at the end of the period	293,500		0.18		0.18	80

Exercisable at the end of the period	153,685	U.S.$	0.18	U.S.$	0.18	—

10. Commitments and Contingencies

     Capital Commitments: As of March 31, 2003 and June 30, 2003, the Company had committed to spend approximately Rs.356,827 and Rs.297,906 , respectively, under agreements to purchase property, plants and equipment. These amounts are net of capital advances paid in respect of such purchases.

     Guarantees: The Company adopted the provisions of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others. The Interpretation requires that the Company recognize the fair value of guarantee and indemnification arrangements issued or modified by the Company after December 31, 2002, if these arrangements are within the scope of that Interpretation. In addition, under previously existing generally accepted accounting principles, the Company continues to monitor the conditions that are subject to the guarantees and indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses under the guarantees and indemnifications when those losses are estimable.

     The Company has entered into a guarantee arrangement in connection with transactions related to enhancing the credit standing and borrowings of its affiliate, Pathnet India Private Limited (“Pathnet”).

     Pathnet, an equity investee accounted for by the equity method, secured a loan facility of Rs.250 million from ICICI Bank Ltd. To enhance the credit standing of Pathnet, on December 14, 2001, the Company issued a corporate guarantee amounting to Rs.122.5 million in favor of ICICI Bank Ltd. The guarantee will expire in May 2008 and the liability of the Company may arise if there is non-payment or non-performance of other obligations of Pathnet under its loan facility with ICICI Bank Ltd.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

10. Commitments and Contingencies (continued)

     As of June 30, 2003, the Company does not believe that it is probable that it will be required to make payments under the guarantee. Thus, no liability has been accrued for the loss related to the Company’s obligation under this guarantee arrangement.

     Litigation / Contingencies: The Company manufactures and distributes norfloxacin, a formulations product. Under the Drugs Prices Control Order (“DPCO”), the Government of India (“GOI”) has the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the GOI designated norfloxacin as a “specified product” and fixed the maximum selling price for norfloxacin. The Company has filed a legal suit against the designation on the grounds that the rules of the DPCO were not complied with. The matter is currently in litigation in the Andhra Pradesh High Court (the “High Court”). The High Court has entered an interim order in favor of the Company. Accordingly, the Company continues to sell norfloxacin at prices in excess of the maximum selling price fixed by the GOI.

     In the event that the Company is unsuccessful in the litigation, it will be required to refund the sale proceeds in excess of the maximum selling price to the GOI. As of March 31, 2003 and June 30, 2003 this excess is estimated at Rs.162,375 and Rs.166,631, respectively.

     The Indian Council for Environmental Legal Action filed a writ in 1989 under article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of Andhra Pradesh. The Company has been named in the list of polluting industries.

     In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents, which damaged the farmers’ agricultural land. The compensation was fixed at Rs.1.3 per acre for dry land and Rs.1.7 per acre for wet land over the following three years. Accordingly, the Company has paid a total compensation of Rs.1,923. The matter is still pending in the courts and we consider the possibility of additional liability to be remote. The Company would not be able to recover the compensation paid, even if the decision of the court is in its favor.

     Additionally, the Company is also involved in other lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. However, there are no such matters pending that the Company expects to be material in relation to its business.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

11. Segment reporting and related information

a) Segment information

     The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by product segments. The product segments and the respective performance indicators reviewed by the CODM are as follows:

•	Formulations – Revenues by therapeutic product category;

•	Active pharmaceutical ingredients and intermediates – Gross profit, revenues by geography and revenues by key products;

•	Generics – Gross profit;

•	Diagnostics, critical care and biotechnology – Net income; and

•	Drug discovery – Revenues and expenses.

     The CODM does not review the total assets for each reportable segment. The property, plant and equipment used in the Company’s business, depreciation and amortization expenses, are not fully identifiable with / allocable to individual reportable segments, as certain assets are used interchangeably between segments. The other assets are not specifically allocable to the reportable segments. Consequently, the Company believes that it is not practicable to provide segment disclosures relating to total assets since allocation among the various reportable segments is not possible.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

11. Segment reporting and related information (continued)

     Formulations

     Formulations, also referred to as finished dosages, consist of finished pharmaceutical products ready for consumption by the patient. An analysis of revenues by therapeutic category of the formulations segment is given below:

	Three months ended June 30,

	2002		2003

Gastro-intestinal	Rs.	294,279	Rs.	364,524
Cardio–vascular		358,710		362,977
Anti–infective		240,421		231,858
Pain control		287,766		314,532
Nutrients		143,869		145,915
Others		323,548		389,248

Revenues from external customers		1,648,593		1,809,054
Intersegment revenues[1]		39,639		6,264
Adjustments[2]		(122,200)		6,696

Total revenues	Rs.	1,566,032	Rs.	1,822,014

Cost of revenues	Rs.	515,534	Rs.	569,216
Intersegment cost of revenues[3]		103,093		59,365
Adjustments[2]		13,826		(19,619)

	Rs.	632,453	Rs.	608,962

Gross profit	Rs.	1,069,605	Rs.	1,186,737
Adjustments[2]		(136,026)		26,315

	Rs.	933,579	Rs.	1,213,052

(1)	Intersegment revenues is comprised of transfers to the active pharmaceutical ingredients and intermediates segment and is accounted for at the cost to the transferring segment.

(2)	The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.

(3)	Intersegment cost of revenues is comprised of transfers from the active pharmaceutical ingredients and intermediates segment to formulations and is accounted for at the cost to the transferring segment.

     Active pharmaceutical ingredients and intermediates

     Active pharmaceutical ingredients and intermediates, also known as active pharmaceutical products or bulk drugs, are the principal ingredients for formulations. Active pharmaceutical ingredients and intermediates become formulations when the dosage is fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients.

     The CODM currently reviews gross profit along with revenues by geographic segments and key products as performance indicators for the active pharmaceutical ingredients and intermediates segment on a consolidated basis (the “API Segment”).

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

11. Segment reporting and related information (continued)

     An analysis of gross profit for the API segment is given below:

	Three months ended June 30,

	2002		2003

Revenues from external customers	Rs.	1,517,050	Rs.	1,503,184
Intersegment revenues[1]		149,437		138,886
Adjustments[2]		86,125		12,606

Total revenues	Rs.	1,752,612	Rs.	1,654,676

Cost of revenues	Rs.	926,892	Rs.	1,026,472
Intersegment cost of revenues		39,639		6,264
Adjustments[2]		118,262		99,814

	Rs.	1,084,793	Rs.	1,132,550

Gross profit	Rs.	699,956	Rs.	609,334
Adjustments[2]		(32,137)		(87,208)

	Rs.	667,819	Rs.	522,126

(1)	Intersegment revenues is comprised of transfers to formulations and generics and is accounted for at the cost to the transferring segment.

(2)	The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.

     An analysis of revenue by geography is given below:

	Three months ended June 30,

	2002		2003

North America	Rs.	677,855	Rs.	575,401
India		524,114		481,520
Europe		186,288		126,186
Others		368,299		471,997

		1,756,556		1,655,104
Adjustments[1]		(3,944)		(428)

	Rs.	1,752,612	Rs.	1,654,676

(1) The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

11. Segment reporting and related information (continued)

     An analysis of revenues by key products for the three months ended June 30, 2002 and 2003 is given below:

	Three months ended June 30,

	2002		2003

Ranitidine	Rs.	210,697	Rs.	151,230
Naproxen		120,110		34,718
Ibuprofen		132,375		114,710
Doxazosin mesylate		102,494		49,515
Naproxen sodium		85,920		115,472
Ciprofloxacin hydrochloride		233,759		236,248
Dextromethorphan		52,709		40,677
Enrofloxacin		42,023		45,882
Norfloxacin		12,065		12,263
Tizanidine hydrochloride		126,118		581
Omeprazole		30,033		20,911
Nizatidine		81,265		49,060
Sertraline HCL		41,178		70,554
Sparfloxacin		62,622		34,697
Others		419,244		678,158

	Rs.	1,752,612	Rs.	1,654,676

     Generics

     Generics are generic finished dosages with therapeutic equivalence to branded formulations. The Company entered the global generics market during the year ended March 31, 2001 with the export of 75mg ranitidine tablets and oxaprozin tablets to North America .

     An analysis of gross profit for the generics segment is given below:

	Three months ended
	June 30,

	2002		2003

Revenues	Rs.	1,069,778	Rs.	1,197,985
Cost of revenues		148,429		225,191
Intersegment cost of revenues[1]		46,344		79,521

		194,773		304,712

Gross profit	Rs.	875,005	Rs.	893,273

(1) Intersegment cost of revenues is comprised of transfers from active pharmaceutical ingredients and intermediates to generics and are accounted for at cost to the transferring segment.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

11. Segment reporting and related information (continued)

     Diagnostics, critical care and biotechnology

     Diagnostic pharmaceuticals and equipment and specialist products are produced and marketed by the Company primarily for anti-cancer and critical care. An analysis of net income for the diagnostics, critical care and biotechnology segment is given below:

	Three months ended June 30,

	2002		2003

Revenues	Rs.	98,998	Rs.	82,441
Cost of revenues		57,492		56,639

Gross profit		41,506		25,802
Employee costs		12,075		18,399
Other selling, general and administrative expenses		16,783		24,524
Other expense/(income), net		(50)		2,939

Net income /(loss)	Rs.	12,698	Rs.	(20,060)

     Drug discovery

     The Company is involved in drug discovery through research facilities located in the United States and India. No revenues were derived from this segment for the three months ended June 30, 2002 and 2003. An analysis of the revenues and expenses of the drug discovery segment is given below:

	Three months ended
	June 30,

	2002		2003

Revenues		—		—

Research and development expenses	Rs.	175,615	Rs.	124,424

a)	Reconciliation of segment information to entity total

	Three months ended				Three months ended
	June 30, 2002				June 30, 2003

	Revenues		Gross profit		Revenues		Gross profit

Formulations	Rs.	1,566,032	Rs.	933,579	Rs.	1,822,014	Rs.	1,213,052
Active pharmaceutical ingredients and intermediates		1,752,612		667,819		1,654,676		522,126
Generics		1,069,778		875,005		1,197,985		893,273
Diagnostics, critical care and biotechnology		98,998		41,506		82,441		25,802
Drug discovery		—		—		—		—
Others		45,390		(5,001)		54,522		(4,258)

	Rs.	4,532,810	Rs.	2,512,908	Rs.	4,811,638	Rs.	2,649,996

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

11. Segment reporting and related information (continued)

b) Analysis of revenue by geography

     The Company’s business is organized into five key geographic segments. Revenues are attributed to individual geographic segments based on the location of the customer.

	Three months ended June 30,

	2002		2003

India	Rs.	1,661,339	Rs.	1,749,031
North America		1,657,429		1,554,035
Russia and other countries of the former Soviet Union		432,804		536,003
Europe		321,536		411,820
Others		459,702		560,749

	Rs.	4,532,810	Rs.	4,811,638

c) Analysis of property, plant and equipment by geography

     Property, plant and equipment (net) attributed to individual geographic segments are given below:

	As of March 31,		As of June 30,

	2003		2003

India	Rs.	4,577,973	Rs.	4,827,341
USA		106,093		128,809
Russia and other countries of the former Soviet Union		31,103		30,149
Europe		111,740		115,045
Others		3,571		3,804

	Rs.	4,830,480	Rs.	5,105,148

d) Major customers

     Pursuant to the terms of agreements with Par Pharmaceuticals Inc. (“PAR”), the Company supplies certain active pharmaceutical ingredients for manufacturing into finished dosages by PAR and also generic formulations to PAR for further sale to customers in the United States. Under these arrangements, the Company sells its products to PAR at an agreed price. Subsequently, PAR remits additional amounts upon further sales made by it to the end customer. Receivables from PAR under this arrangement as at March 31, 2003 and June 30, 2003 were Rs.734,042 and Rs.880,163, respectively, representing 20.3% and 21.1%, respectively of the Company’s total receivables. During the three months ended June 30, 2002 and 2003, revenues were Rs.1,005,686 and Rs.998,931, respectively, representing 22.2% and 20.8%, respectively of the total revenues of the Company.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

12. Recent accounting pronouncements

     In November 2002, the FASB’s Emerging Issues Task Force (“EITF”) issued Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. This issue addresses determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting. EITF Issue No. 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Alternatively, the Company may elect to report the change in accounting as a cumulative-effect adjustment. Adoption of EITF Issue No. 00-21 will not have a material impact on the consolidated financial statements of the Company.

     In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities- an interpretation of Accounting Research Bulletin No. 51. FIN No. 46 is applicable to all variable interest entities created after January 31, 2003. In respect of variable interest entities created before February 1, 2003, FIN No. 46 will be applicable from fiscal periods beginning after June 15, 2003. Adoption of FIN No. 46 will not have a material impact on the consolidated financial statements of the Company.

     In April 2003, the FASB issued SFAS No. 149, Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company is evaluating the impact of adoption of SFAS No.149 on its consolidated financial statements.

     On May 15, 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both liabilities and Equity. The Statement requires issuers to classify as liabilities (or assets in some circumstance) three classes of freestanding financial instruments that embody obligations for the issuer.

     The Statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of SFAS No. 150 will not have any impact on the consolidated financial statements of the Company.

     In May 2003, the EITF issued Issue No. 01-8, Determining Whether an Arrangement Contains a Lease. This issue addresses how to determine whether an arrangement contains a lease that is within the scope of SFAS No 13, Accounting for Leases. The evaluation of whether an arrangement contains a lease within the scope of SFAS No 13 should be based on the substance of the arrangement using the guidance given in the EITF. The EITF is applicable to all arrangements agreed to or committed to or modified after the beginning of reporting periods commencing after May 28, 2003 and to arrangements acquired in business combinations initiated after the beginning of reporting periods commencing after May 28, 2003. Adoption of EITF Issue No. 01-8 will not have a material impact on our consolidated financial statements.

OPERATING AND FINANCIAL REVIEW

Quarter ended June 30, 2003 compared to Quarter ended June 30, 2002

     The following discussion and analysis should be read in conjunction with the condensed consolidated financial statements and the related notes and the Operating and Financial Review and Prospects included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2003 on file with the SEC (our “Form 20-F”) and the unaudited interim condensed consolidated financial statements contained in this Report on Form 6-K and the related notes.

     This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements that speak only as of their dates.

Revenues

     Revenues increased by 6.2% to Rs.4,811.6 million in the quarter ended June 30, 2003, as compared to Rs.4,532.8 million in the quarter ended June 30, 2002, primarily due to an increase in revenues in our formulations and generics segments. The improvement in these segments was partially offset by a decrease in revenues in our active pharmaceutical ingredients and intermediates segment. In the quarter ended June 30, 2003 we received 32.3% of our revenue from North America (United States and Canada), 36.4% of our revenue from India, 11.1% of our revenue from Russia and other former Soviet Union countries, 8.6% of our revenue from Europe and 11.6% of our revenue from other countries. Sales to North America declined 6.2% to Rs.1,554.0 million in the quarter ended June 30, 2003, as compared to Rs.1,657.4 million in the quarter ended June 30, 2002, primarily due to a decline in revenues in our active pharmaceutical ingredients segment. Sales to Russia and other former Soviet Union countries increased by 23.8% to Rs.536.0 million in the quarter ended June 30, 2003, as compared to Rs.432.8 million in the quarter ended June 30, 2002. Sales to Europe increased by 28.1% to Rs.411.8 million in the quarter ended June 30, 2003, as compared to Rs.321.5 million in the quarter ended June 30, 2002, primarily as a result of the introduction of new products in the United Kingdom generics market. Sales in India increased by 5.3% to Rs.1,749.0 million in the quarter ended June 30, 2003, as compared to Rs.1,661.3 million in the quarter ended June 30, 2002, primarily due to an increase of revenues in our formulations segment.

     Sales returns are estimated and provided for in the period of sales. We made allowances for sales returns of Rs.58.0 million and Rs.51.1 million in the quarter ended June 30, 2003 and June 30, 2002, respectively.

     Formulations. In the quarter ended June 30, 2003, we received 37.9% of our total revenues from the formulations segment, as compared to 34.5% in the quarter ended June 30, 2002. Revenues in this segment increased by 16.3% to Rs.1,822.0 million in the quarter ended June 30, 2003, as compared to Rs.1,566.0 million in the quarter ended June 30, 2002.

     Sales in India constituted 66.0% of our total formulations sales in the quarter ended June 30, 2003, as compared to 66.6% in the quarter ended June 30, 2002. Sales of formulations in India increased by 15.3% to Rs.1,201.7 million in the quarter ended June 30, 2003, as compared to Rs.1,042.3 million in the quarter ended June 30, 2002. The overall increase in sales was primarily due to an increase in the average sale price and volumes of: Omez, our brand of omeprazole; Nise, our brand of nimesulide; Stamlo Beta, our brand of amlodipine and atenolol; Gaity our brand of gatifloxacin; Ebiza L, our brand of multi-vitamin and mineral combination; and Stamlo, our brand of amlodipine besylate. Revenues from new products launched during the last twelve months amounted to Rs.28.0 million. The major contributors to new product revenues were: Omez Injection, our brand of omeprazole in injectible form; Dynapres capsules, our brand of tamsulosin; and Clohex Plus, our brand of chlorhexidine gluconate.

     Sales outside India increased by 18.4% to Rs.620.3 million in the quarter ended June 30, 2003, as compared to Rs.523.7 million in the quarter ended June 30, 2002. Sales of formulations in Russia accounted for 68.3% of our formulation sales outside India in the quarter ended June 30, 2003, as compared to 65.6% in the quarter ended June 30, 2002. Sales of formulations in Russia increased by 23.3% to Rs.423.5 million in the quarter ended June 30, 2003, as compared to Rs.343.4 million in the quarter ended June 30, 2002. This increase was primarily driven by increased sales volumes of: Omez, our brand of omeprazole; Ciprolet, our brand of ciprofloxacin; and Ketorol, our brand of ketorolac tromethamine. This was partially offset by a decrease in sales of Enam, our brand of enalapril maleate. Sales to other countries in the Commonwealth of Independent States (“CIS”) increased by 9.9% to Rs.98.3 million for the quarter ended June 30, 2003, as compared to Rs.89.4 million for the quarter ended June 30, 2002. Major contributions to this increase were made by sales in Belarus and Kazakhstan.

     Active Pharmaceutical Ingredients and Intermediates. In the quarter ended June 30, 2003, we received 34.4% of our total revenues from this segment, as compared to 38.7% in the quarter ended June 30, 2002. Revenues in this segment decreased by 5.6% to Rs.1,654.7 million in the quarter ended June 30, 2003, as compared to Rs.1,752.6 million in the quarter ended June 30, 2002.

     During the quarter ended June 30, 2003, sales in India constituted 29.1% of our revenues from this segment, as compared to 29.7% in the quarter ended June 30, 2002. Sales in India decreased by 7.5% to Rs.481.1 million in the quarter ended June 30, 2003, as compared to Rs.520.2 million in the quarter ended June 30, 2002. This decrease was primarily due to a decline in the sales prices and volumes of ranitidine Hcl, sparfloxacin, pantaprazole sodium and ramipril. This was partially offset by an increase in the sales volumes of ciprofloxacin.

     Sales outside India decreased by 4.8% to Rs.1,173.6 million in the quarter ended June 30, 2003, as compared to Rs.1,232.4 million in the quarter ended June 30, 2002. Sales in North America (United States and Canada) decreased by 15.1% to Rs.575.4 million in the quarter ended June 30, 2003, as compared to Rs.677.9 million in the quarter ended June 30, 2002. Sales in North America decreased primarily due to a decrease in sales volumes of tizanidine hydrochloride, olanzapine and ibuprofen, which was partially offset by an increase in sales volumes of naproxen sodium and sertraline. Sales in Europe decreased by 32.3% to Rs.126.2 million in the quarter ended June 30, 2003, as compared to Rs.186.3 million in the quarter ended June 30, 2002. Revenues in other markets increased by 28.2% to Rs.472.0 million in the quarter ended June 30, 2003, as compared to Rs.368.2 million in the quarter ended June 30, 2002.

     Generics. In the quarter ended June 30, 2003, we received 24.9% of our total revenues from this segment, as compared to 23.6% in the quarter ended June 30, 2002. Revenues increased by 12.0% to Rs.1,198.0 in the quarter ended June 30, 2003, as compared to Rs.1,069.8 in the quarter ended June 30, 2002. The increase was primarily due to an increase in revenues from our new products, tizanidine 2 and 4 mg tablets in the United States and omeprazole capsules in the United Kingdom. The increased revenues from these new products were partially offset by a decline in sales of fluoxetine 40mg capsules in the United States.

     Diagnostics, Critical Care and Biotechnology. In the quarter ended June 30, 2003, we received 1.7% of our total revenues from this segment, as compared to 2.2% in the quarter ended June 30, 2002. Revenues in this segment decreased to Rs.82.4 million in the quarter ended June 30, 2003, as compared to Rs.99.0 million in the quarter ended June 30, 2002.

     Revenues in this segment decreased primarily due to a decrease in sales of our diagnostics division by 80.6% to Rs.7.9 million in the quarter ended June 30, 2003, as compared to Rs.40.9 million in the quarter ended June 30, 2002. This was partially offset by an increase in sales in our critical care division by 27.0% to Rs.60.6 million in the quarter ended June 30, 2003, as compared to Rs.47.7 million in the quarter ended June 30, 2002. The increase in sales in our critical care division was primarily due to an increase in sales volumes of Mitotax (30, 100 and 250 mg), our brand of paclitaxel. Additionally, sales in our biotechnology division increased by 33.7% to Rs.13.9 million for the quarter ended June 30, 2003, as compared to Rs.10.4 million for the quarter ended June 30, 2002, due to an increase in sales of Grastim, our brand of filgrastim.

     Others. Revenues from our other businesses constituted an insignificant portion of our total revenues for the quarters ended June 30, 2003 and June 30, 2002.

Cost of revenues

     Cost of revenues increased by 7.0% to Rs.2,161.6 million for the quarter ended June 30, 2003, as compared to Rs.2,019.9 million for the quarter ended June 30, 2002. Cost of revenues as a percentage of total revenues was 44.9% for the quarter ended June 30, 2003, as compared to 44.6% for the quarter ended June 30, 2002.

     Formulations. Cost of revenues in this segment was 33.4% of formulations revenues for the quarter ended June 30, 2003, as compared to 40.4% of formulations revenues for the quarter ended June 30, 2002. The decrease was primarily due to decreased material costs and excise duty expenditures. Material costs decreased primarily as a result of initiatives taken to reduce material cost of certain raw materials. Excise duty expenditures decreased primarily as a result of payment of excise duty based on the cost construction method (material and conversion charges) instead of the selling price basis for all products manufactured at loan licensee locations and samples manufactured at our own plants. The change in methodology was made as a result of notification issued by the Indian Central Excise department.

     Active Pharmaceutical Ingredients and Intermediates. Cost of revenues in this segment has increased to 68.4% of this segment’s revenues in the quarter ended June 30, 2003, as compared to 61.9% of the segment’s revenues in the quarter ended June 30, 2002. The increase in the cost of revenues as a percentage of revenues was primarily due to a change in product mix and geography mix. The change in geography mix was primarily due to a 15.1% decrease in revenues from North America (United States and Canada), where gross margins are higher as compared to the average gross margins of this segment.

     Generics. Cost of revenues was 25.4% of this segment’s revenues in the quarter ended June 30, 2003, as compared to 18.2% in the quarter ended June 30, 2002. Cost of revenues increased by 56.4% to Rs.304.7 million in the quarter ended June 30, 2003, as compared to Rs.194.8 million in the quarter ended June 30, 2002. This was primarily on account of an increase in materials consumption as a percentage of revenues, which was 19.5% for the quarter ended June 30, 2003, as compared to 14.8% for the quarter ended June 30, 2002. The increase in materials consumption as a percentage of sales was primarily due to decreased revenues from fluoxetine 40mg capsules, which carry higher margins as compared to average gross margins of this segment, which was partially offset by margins from new products.

     Diagnostics, Critical Care and Biotechnology. Cost of revenues in this segment increased to 68.7% of this segment’s revenues in the quarter ended June 30, 2003, as compared to 58.1% in the quarter ended June 30, 2002. This was primarily due to increased materials consumption costs due to increased consumption of imported material such as paclitaxel (used in Mitotax) in our critical care division.

Gross profit

     As a result of the trends described in “Revenues” and “Cost of revenues” above, our gross profit increased by 5.5% to Rs.2,650.0 million in the quarter ended June 30, 2003, as compared to Rs.2,512.9 million in the quarter ended June 30, 2002. Gross margin was 55.1% in the quarter ended June 30, 2003, as compared to 55.4% in the quarter ended June 30, 2002.

     Gross margin of the formulations segment increased to 66.6% in the quarter ended June 30, 2003, as compared to 59.6% in the quarter ended June 30, 2002. The gross margin for our active pharmaceutical ingredients segment decreased to 31.6% in the quarter ended June 30, 2003, as compared to 38.1% in the quarter ended June 30, 2002. The gross margin for our generics segment decreased to 74.6% in the quarter ended June 30, 2003, as compared to 81.8% in the quarter ended June 30, 2002. The gross margin for our diagnostics, critical care and biotechnology segment was 31.3% in the quarter ended June 30, 2003, as compared to 41.9% in the quarter ended June 30, 2002.

Selling, general and administrative expenses

     Selling, general and administrative expenditures as a percentage of total revenues was 30.4% in the quarter ended June 30, 2003, as compared to 21.3% in the quarter ended June 30, 2002. Selling, general and administrative expenses increased by 51.5% to Rs.1,463.9 million in the quarter ended June 30, 2003, as compared to Rs.966.2 million in the quarter ended June 30, 2002. This increase was largely due to an increase in legal and consultancy fees, employee costs, marketing expenses, insurance expenses and traveling expenses. Employee costs have increased by 43.6% to Rs.410.9 million in the quarter ended June 30, 2003, as compared to Rs.286.2 million in the quarter ended June 30, 2002. Employee costs increased primarily due to an increase in the number of employees, including key recruitments at senior levels. Marketing expenses increased by 37.0% to Rs.493.0 million in the quarter ended June 30, 2003, as compared to Rs.359.9 million in the quarter ended June 30, 2002. Marketing expenses increased as a result of an increase in carriage on goods sold, advertisement expenditures and commissions on export revenues. Legal and consultancy fees increased by Rs.93.4 million on account of product patent filings and litigation expenses relating to various patent challenges, as well as Abbreviated New Drug Application (“ANDA”) related submissions and corporate special projects. The increase in insurance expenses amounted to Rs.41.1 million, primarily on account of an increase in product liability premiums.

Research and development expenses

     Research and development costs increased by 57.8% to Rs.326.0 million for the quarter ended June 30, 2003, as compared to Rs.206.6 million for the quarter ended June 30, 2002. The increase was primarily due to increased expenditures on bioequivalence studies and development projects resulting from expansion of our product pipeline during the quarter ended June 30, 2003. Bio-equivalence studies attempt to scientifically demonstrate that a new generic product performs in the same manner as the pioneer drug it is intended to replicate.

Amortization expenses

     Amortization expenses decreased by 26.7% to Rs.96.2 million in the quarter ended June 30, 2003, as compared to Rs.131.2 million in the quarter ended June 30, 2002. The decrease was primarily on account of amortization of marketing know-how cost of our dental brands amounting to Rs. 40 million during the quarter ended June 30, 2002, as compared to no such amortization during the quarter ended June 30, 2003.

Foreign exchange gain

     Foreign exchange gain increased by Rs.73.0 million to Rs.78.2 million in the quarter ended June 30, 2003, as compared to Rs.5.2 million in the quarter ended June 30, 2002. The increase was primarily on account of the mark to market of U.S. dollar forward contracts amounting to Rs.121.2 million. The increase was partially offset by foreign exchange loss due to appreciation in the Indian rupee by 2.6% against the U.S. dollar during the quarter ended June 30, 2003, as compared to depreciation by 0.1% for the quarter ended June 30, 2002.

Operating income

     As a result of the foregoing, our operating income decreased by 30.6% to Rs.842.1 million in the quarter ended June 30, 2003, as compared to Rs.1,214.1 million in the quarter ended June 30, 2002. Operating income as a percentage of total revenues was 17.5% in the quarter ended June 30, 2003, as compared to 26.8% in the quarter ended June 30, 2002.

Other income, net

     For the quarter ended June 30, 2003 our other income was Rs.140.9 million, as compared to Rs.98.6 million for the quarter ended June 30, 2002. This was primarily due to an increase in interest income by Rs.28.6 million. The increase in interest income on fixed deposits was attributable to an increase in funds from operations and conversion of some U.S. dollar deposits to rupee deposits (where interest rates are in the range of 7% to 7.5% per annum), which earn higher interest compared to USD deposits (where interest rates are in the range of 2% to 3% per annum).

Equity in loss of affiliates

     Losses from our equity in our affiliates decreased to Rs.14.2 million in the quarter ended June 30, 2003, as compared to Rs.23.7 million in the quarter ended June 30, 2002. This was attributable to a decrease in our share of the loss from Pathnet India Private Limited, our equity investee in India. In fiscal 2003, our entire investment in Pathnet India Private Limited was reduced to nil due to absorption of our share of losses. This decrease was partially offset by an increase in our share of the loss from Kunshan Rotam Reddy Pharmaceutical, our joint venture in China, to Rs.14.2 million for the quarter ended June 30, 2003, as compared to Rs.12.4 million for the quarter ended June 30, 2002.

Income before income taxes

     As a result of the foregoing, income before income taxes decreased by 24.8% to Rs.968.8 million in the quarter ended June 30, 2003, as compared to Rs.1,289.0 million in the quarter ended June 30, 2002. As a percentage of revenues, income before income taxes was 20.1% of revenues in the quarter ended June 30, 2003 , as compared to 28.4% of revenues in the quarter ended June 30, 2002.

Income tax expense

     We recorded an income tax expense of Rs.177.2 million for the quarter ended June 30, 2003, as compared to Rs.95.3 million for the quarter ended June 30, 2002. This increase was primarily due to high first quarter losses at some of our subsidiaries, although we expect to break even on these losses by the end of the fiscal year. Income tax expense as a percentage of income before income taxes was 18.3% for the quarter ended June 30, 2003, as compared to 7.3% for the quarter ended June 30, 2002. This increase was primarily due to both the high first quarter losses mentioned above plus decreased profits from business units set up in backward areas for which we are eligible for tax concessions. However, all of the above increases were partially offset by an increase in research and development expenditures, as well as the weighted deduction available for it, and the reduction in the enacted tax rate in India from 36.75% to 35.875%.

Net income

     As a result of the above, our net income decreased by 33.7% to Rs.791.6 million in the quarter ended June 30, 2003, as compared to Rs.1,193.7 million in the quarter ended June 30, 2002. Net income as a percentage of total revenues decreased to 16.5% in the quarter ended June 30, 2003 from 26.3% in the quarter ended June 30, 2002.

Critical Accounting Policies

     Critical accounting policies are those most important to the portrayal of our financial condition and results and that require the most exercise of our judgment. We consider the policies discussed under the following paragraphs to be critical for an understanding of our financial statements. Our significant accounting policies and their application are discussed in detail in Note 2 to the Consolidated Financial Statement as at and for the year ended March 31, 2003.

Accounting Estimates

     While preparing financial statements we make estimates and assumptions that affect the reported amount of assets, liabilities, disclosure of contingent liabilities at the balance sheet date and the reported amount of revenues and expenses for the reporting period. Financial reporting results rely on our estimate of the effect of certain matters that are inherently uncertain. Future events rarely develop exactly as forecast and the best estimates require adjustments, as actual results may differ from these estimates under different assumptions or conditions. We continually evaluate these estimates and assumptions based on the most recently available information. Specifically, we make estimates of:

➢	the useful life of property, plant and equipment;

➢	impairment of long-lived assets, including identifiable intangibles and goodwill;

➢	our future obligations under employee retirement and benefit plans;

➢	allowances for sales returns;

➢	allowances for doubtful accounts receivable;

➢	inventory write-downs; and

➢	litigation.

     We depreciate property, plant and equipment over their useful lives using the straight-line method. Estimates of useful life are subject to changes in economic environment and different assumptions. Assets under capital leases are amortized over their estimated useful life or lease term as appropriate. We review long-lived assets, including identifiable intangibles and goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We measure recoverability of assets to be held and used by comparing the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual outcomes could vary significantly from such estimates. Factors such as changes in the planned use of buildings, machinery or equipment or lower than anticipated sales for products with capitalized rights could result in shortened useful lives or impairment.

     In accordance with applicable Indian laws, we provide a defined benefit retirement plan (“Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment, in an amount based on the respective employee’s last drawn salary and the years of employment with us. Liabilities with regard to the Gratuity Plan are determined by an actuarial valuation, based upon which we make contributions to the Gratuity Fund. In calculating the expense and liability related to the plans, assumptions are made about the discount rate, expected rate of return on plan assets, withdrawal and mortality rates and rate of future compensation increases as determined by us, within certain guidelines. The assumptions used may differ materially from actual results, resulting in a probable significant impact to the amount of expense recorded by us.

     Allowances for sales returns are estimated and provided for in the year of sales. Such allowances are made based on our historical trends. We have the ability to make a reasonable estimate of the amount of future returns due to our large volume of homogeneous transactions and historical experience with similar types of sales of products. In respect of new products launched or expected to be launched, the sales returns are not expected to be different from the existing products as such products relate to the theraupeutic categories where established products exist and are sold in the market. Further, we evaluate the sales returns of all products at the end of each reporting period and necessary adjustments, if any, are made. However, no significant revisions have been determined to be necessary to date.

     We make allowance for doubtful accounts receivable, including receivables sold with recourse, based on the present and prospective financial condition of the customer and ageing of the accounts receivable after considering historical experience and the current economic environment. Actual losses due to doubtful accounts may differ from the allowances made. However, we believe that such losses will not materially affect our consolidated results of operations.

     We provide for inventory obsolescence, expired inventory and inventories with carrying values in excess of realizable values based on our assessment of future demands, market conditions and our specific inventory management initiatives. If the market conditions and actual demands are less favorable than our estimates, additional inventory write-downs may be required. In all cases, inventory is carried at the lower of historical costs or realizable value.

     We are involved in various lawsuits, claims, investigations and proceedings, including ANDA filings and other patent and commercial matters, which arise in the ordinary course of our business. However, we evaluate specific risks related to the foregoing based on current conditions and, at the balance sheet date, there are no such matters pending that we expect to be material in relation to our business.

Revenue Recognition.

     Product Sales. Revenue is recognized when significant risks and rewards in respect of ownership of the products are transferred to the customer, generally stockists or formulations manufacturers, and when the following criteria are met:

•	persuasive evidence of an arrangement exists;

•	the price to the buyer is fixed and determinable; and

•	collectibility of the sales price is reasonably assured.

     Revenue from domestic sales of formulation products is recognized on dispatch of the product to the stockist by our consignment and clearing and forwarding agent. Revenue from domestic sales of active pharmaceutical ingredients and intermediates is recognized on dispatch of products to customers, from our factories. Revenue from export sales is recognized when significant risks and rewards are transferred to the customers, generally on shipment of products.

     We have entered into marketing arrangements with certain marketing partners for the sale of goods. Under such arrangements, we sell generic products to our marketing partners at the price agreed in the arrangement. Revenue is recognized on these transactions upon delivery of products to the marketing partners, as all of the conditions under SAB 101 are then met. Subsequently, the marketing partners remit an additional amount to us upon sales made by them to the end customer. Such amount is determined as per the terms of the arrangement and is recognized by us when the realization is certain under the guidance given in SAB 101.

     License Fees. Non-refundable milestone payments are recognized in the statement of income when earned, in accordance with the terms prescribed in the license agreement, and where we have no future obligations or continuing involvement pursuant to such milestone payment. Non-refundable up-front license fees are deferred and recognized when the milestones are earned, in proportion that the amount of each milestone earned bears to the total milestone amounts agreed in the license agreement. As the upfront license fees are a composite amount and cannot be attributed to a specific molecule, they are amortized over the development period. The milestone payments during the development period increase as the risk involved decreases. The agreed milestone payments reflect the progress of the development of the molecule and may not be spread evenly over the development period. Further, the milestone payments are a fair representation of the extent of progress made in the development of these molecules. Hence, the upfront license fees are amortized over the development period in proportion to the milestone payments received.

     Services. Revenue from services is recognized according to the terms of the contracts when the services are performed.

Functional currency

     Our foreign subsidiaries have different functional currencies, determined based on the currency of the primary economic environment in which they operate. For subsidiaries that operate in a highly inflationary economy, the functional currency is determined as the Indian rupee. Due to various subsidiaries operating in different geographic locations, a significant level of judgment is involved in evaluating the functional currency for each subsidiary.

     In respect of our foreign subsidiaries that market our products in their respective countries/regions, the functional currency has been determined as Indian rupee, based on an individual and collective evaluation of the various economic factors listed below.

     The operations of these foreign subsidiaries are largely restricted to importing finished goods from us in India, sale of these products in the foreign country and remitting the sale proceeds to us. The cash flows realized from sale of goods are readily available for remittance to us and cash is remitted to us on a regular basis. The costs incurred by these subsidiaries are primarily the cost of goods imported from us. The financing of these subsidiaries is done directly or indirectly by us.

     In respect of other subsidiaries, the functional currency is determined as the local currency, being the currency of the primary economic environment in which they operate.

Income Taxes

     As part of the process of preparing our financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. We are subject to tax assessments in each of these jurisdictions. A tax assessment can involve complex issues, which can only be resolved over extended time periods. Additionally, the provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws in the jurisdictions in which we operate. The entitlement to such benefits depends upon our compliance with the terms and conditions set out in these laws. Although we have considered all these issues in estimating our income taxes, there could be an unfavorable resolution of such issues that may affect our results of operations.

     We also assess the temporary differences resulting from differential treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recognized in our consolidated financial statements. We also assess our deferred tax assets on an ongoing basis by assessing our valuation allowance we consider the future taxable incomes and the feasibility of tax planning initiatives. If we estimate that the deferred tax assets cannot be realized at the recorded value, a valuation allowance is created with a charge to the statement of income in the period in which such assessment is made.

Liquidity and Capital Resources

     We have primarily financed our operations through cash flows generated from operations and to a lesser extent through borrowings for working capital. Our principal liquidity and capital needs are for making investments, the purchase of property, plant and equipment, regular business operations and drug discovery.

     Our principal sources of short-term liquidity are our existing cash and internally generated funds, which we believe are sufficient to meet our working capital requirements and anticipated capital expenditures over the near term. As part of our growth strategy, we continue to review opportunities to acquire companies, complementary technologies or product rights. To the extent that any such acquisitions involve cash payments, rather than the issuance of shares, we may need to borrow from banks or raise additional funds from the debt or equity markets.

     The following table summarizes our statements of cash flows for the periods presented:

	Three Months Ended June 30,

	2002		2003			2003

	(Rs. in millions, US$ in thousands)
Net cash provided by /(used in):
Operating activities	Rs.	1,845.46	Rs.	829.96	U.S.$	17,887
Investing activities		(682.62)		(489.22)		(10,544)
Financing activities		(9.91)		(40.96)		(883)
Effect of exchange rate changes on cash		8.89		4.57		99

Net increase in cash and cash equivalents	Rs.	1,161.82	Rs.	304.35	U.S.$	6,559

Cash Flow From Operating Activities

     Net cash provided by operating activities was Rs. 829.96 million and Rs.1,845.46 million for three months ended June 30, 2003 and June 30, 2002, respectively. Net cash provided by operating activities consisted primarily of net income and changes in working capital.

     During the three months ended June 30, 2003, our cash inflow decreased due to lower net income of Rs.791.59 million as against Rs.1,193.73 million for the three months ended June 30, 2002. During the three months ended June 30, 2003, our accounts receivable increased by Rs.581.92 million on account of higher revenues and lower collections primarily at our subsidiaries. However, this decrease in cash flows was partially offset by an increase in trade accounts payable by Rs.389.04 million for the three months ended June 30,2003, primarily due to an increase in raw material purchases.

Cash Flow From Investment Activities

     Cash used by investment activities was Rs.489.22 million for the three months ended June 30, 2003 primarily on account of expenditures for property, plant and equipment and to a lesser extent acquisition related payments and purchase of investments.

Cash Flows From Financing Activities

     Net cash used by financing activities for the three months ended June 30, 2003 was Rs.40.96 million, primarily on account of repayment of borrowings from banks.

     The following table provides a list of our principal debts outstanding as of June 30, 2003:

	Principal Amount				Interest Rate

	(in millions)
Debt:
Working capital loans	Rs.	112.0	US$	2.4	10.5%
Long term loan		181.0		3.9	2%*-12%

Total		293.0	US$	6.3

* Loan received at a subsidized rate of interest from Indian Renewable Energy Development Agency Limited promoting use of alternative sources of energy.

Trend Information

     Active Pharmaceutical Ingredients and Intermediates. In this segment, we are focused on the regulated markets of the United States and Europe. In the United States, we continue to expand our pipeline of Drug Master Files (“DMFs”) to capitalize on the opportunities presented by several products coming off patent over the next few years. Further, in Europe, we intend to step up our business development efforts and anticipate the launch of additional products during our fiscal year 2004. In India, despite severe pricing pressure, we expect to maintain historical growth rates driven primarily by the launch of new products.

     Formulations. During the fiscal year ended March 31, 2003, the Indian pharmaceutical industry witnessed a modest growth rate of 5.6% according to Operations Research Group, a market research firm, in its March Moving Annual Total report for the 12 month period ending March 2003. This was primarily on account of a general slowdown in the growth rates of key therapeutic segments and the uncertainty as to whether India would implement a new Value Added Tax system, as announced by the government of India in March 2003, and as to the effect of such tax system on businesses. In April 2003, the government of India decided not to implement the Value Added Tax system.

     The competitive environment in the emerging markets is changing, with most countries moving towards recognizing product patents. This has the effect of diminishing the window of opportunity in terms of new product launches. In order to effectively compete in such a challenging environment, we are focusing on key therapeutic categories on a global basis while focusing on niche segments within such therapeutic categories. As part of our global business development program, we will continue to explore in-licensing and other opportunities to strengthen our product pipeline. In addition, we will continue to consolidate our presence in the CIS markets. We are also preparing to launch our oncology portfolio in Brazil, one of the largest markets in Latin America.

     Generics. During the fiscal year ended March 31, 2003, we completed the acquisition of two companies in the United Kingdom. These acquisitions added to our revenue base and also provided us with a platform for expanding into other European markets. We have launched a couple of products through our own sales and marketing network in the United States. We also entered into a 15-year strategic alliance with Leiner Health Products, LLC to develop and market over the counter products in the United States. While we anticipate the launch of further new products in the United States and the United Kingdom, the success of our existing generics products is contingent upon the extent of competition in the generics market, which we anticipate will continue to be significant. Further, we expect that we will continue to expand our ANDA pipeline.

     Diagnostics, Critical Care and Biotechnology. We expect that we will continue to market our existing products and develop additional products in our critical care and biotechnology segments. Consistent with our strategy to focus our resources on core areas of operations, the board of directors decided to transfer the manufacturing of our key diagnostic product, namely Fast Forward HcG Velocit, a pregnancy detection kit, to our formulations division. The diagnostics division’s trading operations were discontinued effective as of April 1, 2003. We believe that the termination of our trading operations in this division will not materially impact our financial results, as revenues from trading operations in this division accounted for less than 1% of our revenues in fiscal year 2003. The success of our existing products is contingent upon the extent of competition in this segment.

Recent accounting pronouncements

     In November 2002, the FASB’s Emerging Issues Task Force (“EITF”) issued Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. This issue addresses determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting. EITF Issue No. 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Alternatively, we may elect to report the change in accounting as a cumulative-effect adjustment. Adoption of EITF Issue No. 00-21 will not have a material impact on our consolidated financial statements.

     In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities- an interpretation of Accounting Research Bulletin No. 51. FIN No. 46 is applicable to all variable interest entities created after January 31, 2003. In respect of variable interest entities created before February 1, 2003, FIN No. 46 will be applicable from fiscal periods beginning after June 15, 2003. Adoption of FIN No. 46 will not have a material impact on our consolidated financial statements.

     In April 2003, the FASB issued SFAS No. 149, Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. We are evaluating the impact of adoption of SFAS No.149 on its consolidated financial statements.

     On May 15, 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both liabilities and Equity. The Statement requires issuers to classify as liabilities (or assets in some circumstance) three classes of freestanding financial instruments that embody obligations for the issuer.

     The Statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of SFAS No. 150 will not have any impact on our consolidated financial statements.

     In May 2003, the EITF issued Issue No. 01-8, Determining Whether an Arrangement Contains a Lease. This issue addresses how to determine whether an arrangement contains a lease that is within the scope of SFAS No 13, Accounting for Leases. The evaluation of whether an arrangement contains a lease within the scope of SFAS No 13 should be based on the substance of the arrangement using the guidance given in the EITF. The EITF is applicable to all arrangements agreed to or committed to or modified after the beginning of reporting periods commencing after May 28, 2003 and to arrangements acquired in business combinations initiated after the beginning of reporting periods commencing after May 28, 2003. Adoption of EITF Issue No. 01-8 will not have a material impact on our consolidated financial statements.

Recent Developments

     The board of directors, at its meeting held on May 30, 2003, decided to invest in approximately 185 acres of land located at Bahadurpalli, Qutbullapur Mandal, nearby to Hyderabad, India, for an approximate consideration of Rs.277.4 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED
(Registrant)

Date: October 21, 2003	By:	/s/ V.S. Vasudevan

Name: V. S. Vasudevan
Title: Chief Financial Officer